Quantitative Alpha Trading Inc.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2012

GENERAL

Management’s discussion and analysis (“MD&A”) has been prepared based on information available to Quantitative Alpha Trading Inc. (“QAT” or the “Company”), as of August 28, 2012.   The MD&A provides a detailed analysis of the Company’s business and compares its 2012 results with those of the previous years and should be read in conjunction with the Company’s audited consolidated Financial Statements and the accompanying notes for the year ended December 31, 2011 and the Company’s MD&A for the year ended December 31, 2011.

This MD&A may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

FORWARD LOOKING STATEMENTS

All statements, other than statements of historical fact, constitute “forward-looking statements” and are based on expectations, estimates and projections as at the date of this MD&A.  The words “believe”, “expect”, “anticipate”, “plan”, “intend”, “continue”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements.  The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of QAT to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by the forward-looking statements and the forward-looking statements are not guarantees of future performance.  Factors that could cause results or events to differ materially from current expectations expressed or implied are inherent to the Company’s business and include, but are not limited to, those discussed in the section entitled “Risks and Uncertainties”.  [The Company does not intend, and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or results or otherwise except as required by applicable laws.]

OVERALL PERFORMANCE

Introduction

The Company is developing its proprietary professional trading software for institutional money managers, hedge funds and professional traders (the “Software”). The Company has two principal areas of focus, namely its “Stealth Trading System” and its “Black Box Trading System”. The Company intends to license its Software for commercial use upon completion of development and testing.

a. Stealth Trading

The Stealth Trading System is designed to offer a unique, direct access trading decision support platform for professional traders. The system identifies and tracks established quantifiable behavior that measures trader sentiment and provides traders with indicators that may be predictive of imminent changes in price or volume for a given security. Stealth is now being actively deployed in beta testing in Toronto and New York.  The Company is actively investigating opportunities for commercial distribution in financial centers within and outside of North America.

b. Black Box Trading

The Black Box Trading Systems are designed to offer a number of quantitatively driven systems for distribution to institutional investors initially in North America.  We are developing decision-making software based on algorithms comprised, in part, of pricing discrepancies and sudden market place changes that occur on an intra-day basis in the futures markets. The Company is also developing software that incorporates statistical arbitrage models. The current high level of volatility being experienced in the global securities market is ideal for development and testing of our products.

Our trading algorithms are intended to be used in a variety of markets including equities, futures, currency, ETFs and commodities.

The Company has expanded operations into the United States through its wholly-owned US subsidiary, Quantitative Alpha Trading (USA), LLC, (“QAT USA”) and commenced US operations in the fourth quarter of 2011.

The Company is actively marketing its software to institutional money managers and hedge funds.

On August 19, 2012, the Company entered into a perpetual, non-exclusive, fully-transferable, sub-licenseable, irrevocable, royalty-free worldwide licensing and commercialization agreement with MOBI to develop and market QAT software and products.  In consideration of the agreement, QAT and MOBI will share equally in the net income earned under the agreement.  It is anticipated that upon closing of the acquisition of QAT by MOBI, the agreement would be terminated.

On August 21, 2012, the Company entered into a Definitive Agreement to be acquired by Mobile Integrated Systems Inc., “MOBI”, on the basis of 0.2222 of a share of MOBI common stock in exchange for each outstanding share of the Company.  MOBI has also agreed to provide a first priority secured bridge loan to the Company to a maximum amount of $800,000 in order to assist QAT in meeting its normal course obligations until the close of the transaction. The loan carries an annual interest rate of 12% and is secured by first fixed and specific mortgage on the QAT assets.

SUMMARY OF QUARTERLY RESULTS

The summary of quarterly results has been prepared in accordance with IFRS:

For the 3-month	Revenue	Net Income (Loss)	Net Income (Loss)
ended			per share
	$	$	$
June 30, 2012	9,537	(829,888)	(0.00)
March 31, 2012	19,749	(1,018,206)	(0.00)
December 31, 2011	44,050	(1,235,308)	(0.01)
September 30, 2011	-	(1,273,478)	(0.00)
June 30, 2011	-	(991,215)	(0.00)
March 31, 2011	-	(1,643,609)	(0.01)
December 31, 2010	-	(487,104)	(0.00)
September 30, 2010	-	(492,521)	(0.00)

RESULTS OF OPERATIONS

For the six months ended June 30, 2012

The Company reported a net loss of $1,848,094 ($0.01 per share) for the six months ended June 30, 2012 as compared to a net loss of $2,634,825 ($0.01 per share) for the six months ended June 30, 2011.  The change was mainly due to:

●	Finance costs have decreased to $1,729 from $23,428 in 2011 as the 2011 cost included interest on notes payable that were since converted into common shares;

●	Foreign exchange gain was $1,626 compared to a loss of $38,548 in 2011. The increase is a result of the strengthening of the Canadian dollar in the current period;

●
Management, consulting and administrative fees increased to $189,449 from $95,955 in the corresponding period in 2011 due to IT and trading consulting in the Company’s New York office, development costs for the Java version of Stealth Analytics;

●
Office expenses increased to $37,666 from $14,551 in the corresponding period in 2011 due to additional development tools being purchased to facilitate the launch of Stealth Analytics through various distribution channels;

●
Professional fees decreased to $12,629 from $154,251 in the corresponding period in 2011. This decrease was the result of less legal work required and being performed in the current quarter compared to the same quarter of the previous year;

●	Salary and wages increased to $483,879 from $174,781 in 2011 due to the Company moving away from consultants and contractors and hiring full time employees in the second half of 2011;

●
Stock based compensation has decreased to $591,744 from $1,659,135 in the corresponding period in 2011 due to the impact of the immediate vesting of options issued in the first quarter of 2011 compared to a fewer number of options being issued in the current period;

●
Interest and other income indicates a loss of $38,888 as a result of trading activity realized on excess operating cash balances in the current quarter.  No trading activity occurred in the same period in 2011 and the interest income of $12,159 was generated from excess cash balances.

For the three months ended June 30, 2012

The Company reported a net loss of $829,888 ($0.00 per share) for the three months ended June 30, 2012 as compared to a net loss of $991,215 ($0.00 per share) for the three months ended June 30, 2011.  The change was mainly due to:

●	Foreign exchange gain was $9,853 compared to a loss of $7,175 in 2011. The increase is a result of the strengthening of the Canadian dollar in the current period;

●
Management, consulting and administrative fees increased to $107,990 from $35,550 in 2011.  The Company incurred costs in the second quarter related to the development of the Java version of Stealth Analytics;

●
Office expenses increased to $19,413 from $3,584 in the corresponding quarter in 2011 due to additional development tools being purchased to facilitate the launch of Stealth Analytics through various distribution channels;

●
Professional fees decreased to $2,154 from $89,407 in the corresponding quarter of 2011. This decrease was the result of less legal work required and being performed in the current quarter compared to the same quarter of the previous year and ;

●
Salary and wages increased to $242,105 from $111,867 in 2011 due to the Company moving away from consultants and contractors and hiring full time employees in the latter half of 2011.  In prior years, there were no employees in the Company;

●
Stock based compensation has decreased to $200,181 from $515,862 in the corresponding quarter in 2011 due to the impact of the immediate vesting of options issued in the first quarter of 2011 compared to no new options being issued in the current quarter;

●
Interest and other income indicates a loss of $14,214 as a result of trading activity realized on excess operating cash balances in the current quarter.  No trading activity occurred in the same quarter in 2011 and the interest income of $12,160 was generated from excess cash balances..

LIQUIDITY & CAPITAL RESOURCES

The Company relies and will rely on equity financing for its working capital requirements to fund its operations, business and software development activities, until it achieves material sales. At June 30, 2012, the Company had $337,825 in cash and cash equivalents (2011   $1,921,765) and working capital of $203,516 (2011   $2,019,681), which is expected to meet operational requirements for a period of 2 months. It is anticipated that additional funding would be sourced from a bridge loan provided by Mobile Integrated Systems Inc. as part of the Definitive Agreement signed on August 21, 2012.

OFF BALANCE SHEET ARRANGEMENTS

None

RELATED PARTY TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and in management’s opinion have been transacted on a basis consistent with those involving unrelated parties, and accordingly that they are measured at fair value.  Related parties include key management personnel, the Board of Directors, as well as executive management, close family members and enterprises which are controlled by these individuals.

Unless otherwise stated, transactions with related parties incorporate special terms and conditions and no guarantees were given or received.

Transactions with key management personnel includes the following amounts:

●	During the three months ended June 30, 2012, the Company earned $9,537 in revenues from a director of the Company.

For the three months ended June 30, 2012, the Company was charged approximately $333,797 (2011   $579,247) by related parties of the Company for share-based payments, and salary and wages, as set out in the table below:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2012	2011	2012	2011
Management services	$-	$-	$-	$30,000
Professional fees	-	15,000	-	30,000
Property lease rentals	-	6,000	-	8,000
Share-based payments (Note 7b)	200,181	515,862	591,744	1,659,135
Salary and wages	133,616	42,385	267,838	42,385
	$333,797	$579,247	$859,582	$1,769,520

PROPOSED TRANSACTION

There are no additional proposed transactions that will materially affect the performance of the Company.

SHARE DATA

As at August 28, 2012 the Company has 267,857,344 common shares, 299,465 Class B preferred shares, and 31,420,460 stock options for a total of 302,272,454 fully diluted common shares outstanding.

FINANCIAL INSTRUMENTS

The company has foreign exchange risk as a result of $272,161 (2011   $932,987) in cash is held in US dollars and is exposed to foreign currency fluctuations.

The company has no interest rate risk as the Company has no long-term debt outstanding as of June 30, 2012.

RISKS AND UNCERTAINTIES

In addition to information and risk factors set forth elsewhere in this MD&A, the following risk factors, which the Company’s management believes are most important in the context of the Company’s business, should be carefully considered in evaluating the Company’s business because such factors currently may have a significant impact on the business, operating results and financial condition of the Company.  It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

Additional capital requirements

The Company has and may continue to have capital requirements in excess of its currently available resources.  In the event (i) plans or assumptions change or prove inaccurate or (ii) capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company could be required to seek additional financing sooner than currently anticipated.  To the extent that any such financing involves the sale of equity securities, the interests of the Company’s then existing shareholders could be diluted.  There can be no assurance that such financing will be available to the Company on terms acceptable to it, if at all.  To the extent such financing is not available, the Company may not be able to, or may be delayed in, continuing to commercialize its products and services and could ultimately cease operations.

The Company is dependent on various key personnel

The Company’s success is dependent upon the performance of key personnel and in particular, product developers that have a unique skill set that may be challenging to replace on a timely basis.  The Company does not maintain life insurance for key personnel, and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results from operations.

Recent disruptions in international credit markets and other financial systems and deterioration of global economic conditions

Since 2007, the U.S. credit markets experienced serious disruption.  These conditions worsened in 2008 and have continued through 2012, contributing to reduced confidence in credit and financial markets around the world and the collapse of, and governmental intervention in, major financial institutions.  Asset price volatility and solvency concerns have increased, and there has been less liquidity, a widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various government actions, concerns about the general condition of the capital markets, financial instruments and financial institutions persist, and stock markets have declined substantially.

These market disruptions have had a significant material adverse impact on companies in many sectors of the economy and have limited their access to capital and credit.  These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, financing for operations. Failure to raise capital when needed or on reasonable terms may have a material adverse effect on the business, financial condition and operational results of the Company.

Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses.  If these factors continue, QAT’s operations could be adversely impacted and the trading price of its common shares may be adversely affected.

The Company is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact QAT’s ability to obtain loans and other credit facilities in the future and on favourable terms.  If these increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of its Common Shares could be adversely affected.

The intellectual property may not be appropriately protected and the Company may be infringing upon the proprietary rights of third parties.

The Company depends on its ability to protect the core proprietary software technologies it has developed or acquired. In this regard, the Company relies on a combination of trade secrets, technical complexity, common law copyright and trademark protection, licensing agreements, password protection and software encryption schemes, as well as on the physical security of the source code. Despite these measures and precautions, it may be possible for an unauthorized third-party to copy QAT’s core technologies and either offer them to the marketplace as its own, or to use them without paying. To date, the Company has not sought to obtain patent protection for any of its software products, though the Company may do so in the future. There can be no assurance, however, that such registration will be granted if applied for. Also, certain aspects of the software products are not subject to intellectual property protection in law, and to the extent such protection might be available, practical and legal distinctions may apply in different jurisdictions. In addition, there can be no assurance that competitors will not develop similar technology, products and services, and if they do, this could reduce the value of the Company’s proprietary technology and its ability to effectively compete.

Although the Company believes that the Company has the right to use all of the intellectual property incorporated in its software products, third parties may claim that the Company’s software products violate their proprietary rights, including copyrights and patents. The cost of litigation necessary to defend QAT’s right to use the intellectual property incorporated in its software products may be prohibitive. If any such claims are made and found to be valid or the Company determines it prudent to settle any such claims, the Company may have to re-engineer its software products or obtain licenses from third parties to continue offering the software products or cease using such technology, in whole or in part. Any efforts to re-engineer the Company’s software products or obtain licenses from third parties or cease using such technology may not be successful and could substantially increase its costs and have a material adverse effect on the business, financial condition and results of operations of QAT.

The Company operates in a highly competitive market

The financial services market is intensely competitive and characterized by the existence of larger established trading and trading software companies along with the frequent entry of new competitors and introductions of new software programs, features and technical innovations. Numerous competitors are already established in this marketplace. Many of these companies may have greater resources, and recognition than the Company. In addition, there can be no assurance that the Company will be successful in its efforts, or, if successful, that the Company will have the resources to sustain any early growth or market penetration the Company may achieve.

In addition, the market for online trading of stocks and related services accessible to personal computer users is changing rapidly. The applications growth and emergence of the Internet as a low-cost source of worldwide financial market data, subscriptions, trade execution and research services, has already threatened the existence of established data and information vendors, as well as full-service brokers. This creates technical, competitive and business trends, the outcomes of which are uncertain and which may adversely affect the business.

Product sustainability

The Company develops proprietary software based on the market behaviour and trading algorithms comprised of a number of changing variables. Over time, those algorithms may prove to be obsolete and their underlying performance may be compromised by unforeseen market changes, which may adversely affect the value of our Software.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Financial Officer and Chief Executive Officer are responsible for establishing and maintaining effective disclosure controls and procedures for the Company as defined in National Instrument 52-109
Certification of Disclosure in Annual and Interim Filings. Management has concluded that as of June 30, 2012 controls are effective enough to provide reasonable assurance that material information relating to the Company would be known to them, particularly during the period in which reports are being prepared.

Internal Control over Financial Reporting

Management has concluded that internal control over financial reporting is effective. The design and operation of internal control over financial reporting will provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that establish the following: maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of assets; reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable generally accepted accounting principles; receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets.

Management has designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

CHANGES IN ACCOUNTING POLICIES

New standards and amendments that have been issued but are not yet effective are described in Note 5 to the annual consolidated financial statements for the year ended December 31, 2011, in the Company’s
2011 Annual Report.

OTHER

To view the public documents of the Company, please visit the Company's profile on the SEDAR website at www.sedar.com.